UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of November 2026

Commission File Number: 333-298599

CADELER PLC

(Translation of registrant’s name into English)

Avocet Court
8 Central Avenue
St. Andrews Business Park
Norwich, Norfolk NR7 0HR
United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Cadeler plc: Disclosure of large shareholding

Today, on 4 November 2026, Scorpio Holdings Limited (partly through Scorpio Services Holding Limited) has received a total of 49,356,825 shares in Cadeler plc ("Cadeler"), each with a nominal value of USD 1.00, corresponding to approximately 13.89% of the total share capital and voting rights in Cadeler.

The shares were received as consideration in the voluntary share exchange offer by Cadeler to all holders of shares in Cadeler A/S, each with a nominal value of DKK 1.00, to exchange each Cadeler A/S share for one (1) share in Cadeler plc, each with a nominal value of USD 1.00 (the "Offer").

For further information, reference is made to the stock exchange announcement published by Cadeler on 2 November 2026 regarding final results of the Offer.

Scorpio Holdings Limited is a limited liability company organised under the laws of the Republic of the Marshall Islands under the registration number 99226 with its registered address at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Republic of the Marshall Islands, MH 96960.

Scorpio Services Holding Limited is a limited liability company organised under the laws of the Republic of the Marshall Islands under the registration number 52777 with its registered address at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Republic of the Marshall Islands, MH 96960.

This information is subject to the disclosure requirements in section 4-2 of the Norwegian Securities Trading Act.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cadeler plc

By:	/s/ Alexander Simmonds
	Name:	Alexander Simmonds
	Title:	Corporate Secretary

Date: November 4, 2026